SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  22 April 2015

Material fact disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the Material fact disclosed by Oi, S.A., according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

Oi S.A.
CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43
BOARD OF TRADE (NIRE) No. 33 3 0029520-8
Publicly-Held Company

NOTICE TO THE MARKET

Oi Announces Changes to its Management

Oi S.A. (“Oi” - Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, paragraph 4, of Law No. 6,404/76 and Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — CVM), and in accordance with corporate governance best practices, informs its shareholders and the market in general, that during the meeting held on Monday, April 20, 2015, the Company’s Board of Directors approved a change to the management structure, thereby creating (i) the Office of Corporate Finance, responsible for the Finance, Investor Relations, M&A and Controllership departments; and (ii) the Office of Financial Administration, responsible for the Supply, Accounting, Financial Services, Property, Logistics, and International Operations departments.

Mr. Flavio Nicolay Guimarães was elected to the position of Chief Financial Officer and Investor Relations Officer, assuming responsibility for the Office of Corporate Finance.

Mr. Marco Norci Schroeder was elected to the position of Executive Officer, assuming responsibility for the Office of Financial Administration.

Mr. Guimarães, age 40, is a graduate in International Business from Faculdades Associadas de São Paulo, with a certificate from the Wharton School of the University of Pennsylvania. He has substantial experience in financial markets, and has had a career in both domestic and international business finances. Mr. Guimarães joined Oi in

May 2010 in the Financial Development and Administration department, and was named Treasury Officer on November 1, 2013, a position he has held to this date.

Mr. Schroeder, age 50, is a graduate in Economics from Universidade Federal Rio Grande do Sul, with a certificate from the Harvard Business School and the Wharton School of the University of Pennsylvania. Mr. Schroeder developed a career in telecommunications, and is currently an Executive Officer of PT Portugal.

Rio de Janeiro, April 22, 2015.

Oi S.A.

Investor Relations Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.